Rule 12g-3-2(b) File No.82-4998

04 APR -1 AM 7:21

List of Documents (Annex A)

04010985

HIKARI TSUSHIN, INC.

PROCESSED
APR 06 2004
THOMSON
FINANCIAL
SUPPL

Information Distributed since December 25, 2003

Exhibit List

I. Documents Submitted Herewith in English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Redemption of No.6 unsecured Bonds, Press Release, dated December 25, 2003 [in English translation].

(b) Monthly Business Report: November 2003, Press Release, dated January 8, 2004 [in English translation].

(c) Lawsuit Settlement against Shichosha Co., in favor of Hikari Tsuhin, Inc., Press Release, dated January 13, 2004 [in English translation].

(d) Personnel Change, Press Release, dated January 30, 2004 [in English translation].

(e) Monthly Business Report: December 2003, Press Release, dated February 3, 2004 [in English translation].

(f) Monthly Business Report: January 2004, Press Release, dated March 5, 2004 [in English translation].

(g) Hikari Tsushin Revises Annul Dividend Forecast for Fiscal Year 2004, Press Release, dated March 18, 2004 [in English translation].

(h) Quarterly Consolidated Financial Report (Nine Months Ended December 31, 2003), dated February 13, 2004 [summary English translation].

# # #

dlw 4/5

PRESS RELEASE

04 APR -1 AM 7:21

December 25, 2003

Hikari Tsushin, Inc. (TSE Code: 9435)
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Redemption of No.6 Unsecured Bonds

Hikari Tsushin, Inc. announced today that it redeemed its No.6 Unsecured Bonds, which remaining balance was 23.9 billion Japanese yen as of the end of September 2003. After this redemption, the balance of interest-bearing debts that peaked over 230 billion Japanese yen in April 2000 stands at approximately 6 billion Japanese yen including of 3.6 unsecured bonds and 2.3 bank borrowings.

The company now has completed its plan of reducing interest-bearing debts. From now on, the company will secure enough liquidity for its business volume mainly from operating cash flows and maintain sound financial standing.

(Reference: list of remaining bonds)

	Issue date	Due date	Interest	Remaining balance (As of Dec. 24, 2003)
No.4 unsecured bonds	November 24, 1999	November 24, 2004	1.75%	300 million JPY
No.5 unsecured bonds	November 24, 1999	November 24, 2006	2.35%	3,300 million JPY
No.6 unsecured bonds	December 24, 1999	December 24, 2003	1.70%	—

# # #

PRESS RELEASE

Rule 12g-3-2(b) File No.82-4998
Document 1-(b)
January 8, 2004

04 APR -1 AM 7:21

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: November 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during November 2003 was 86,600 (New subscriptions: 37,900, Changing/replacing handsets: 48,700), a 4.0% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of October 2003 was 2,653,500, decreased by 1.0% from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/09	86,900 (113.0%)	41,000	45,900
2003/10	90,600 (100.3%)	39,700	50,900
2003/11	86,600 (104.0%)	37,900	48,700

(Mobile phone subscriptions retained)

2003/08	2,729,200
2003/09	2,680,100
2003/10	2,653,500

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 447 at the end of November.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/09	446	158	46	62	2	57	121
2003/10	444	156	46	64	2	58	118
2003/11	447	155	46	64	2	60	120

3. Investments

At the end of November 2003, the market value of marketable securities held by Hikari Tsushin was 5,282 million yen and unrealized gain totaled 5,172 million yen, excluding its subsidiary Crayfish Co., Ltd *(reference).*

	Market Value	Unrealized Profit
2003/09E	3,961	3,827
2003/11E	5,282	5,172

(¥ million)

Note1: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

(Reference: Value of Crayfish's shares held by Hikari Tsushin)

	Market Value	Unrealized Profit
2003/11E	4,184	3,756

(¥ million)

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Rule 12g-3-2(b) File No.82-4998
Document 1 - (c)

PRESS RELEASE 04 APR -1 AM 7:21

January 13, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Lawsuit Settlement against Shinchosha Co., in favor of Hikari Tsushin, Inc.

On January 13, 2003, the lawsuit filed by Hikari Tsushin and its CEO Ysumitsu Shigeta against Shinchosha Co. reached a settlement in favor of Hikari Tsushin.

Shinchosha, on its magazines "Shukan Shincho" and "FOCUS", published articles describing as if Hikari Tsushin and its CEO Shigeta engaged in stock price manipulation of Hikari's subsidiary Crayfish Co., Ltd and business of sex industry. Hikari Tsushin and its CEO claimed that those articles were groundless and filed a lawsuit against Shinchosha for libel caused by the articles on March 2001. After Tokyo District Court found that those articles had no basis in fact and ordered Shinchosha to pay JPY660 million to Hikari and Shigeta as indemnification for damage caused by the articles on July 25, 2003, Shinchosha appealed to a higher court.

In the settlement reached today, Shinchosha agreed to pay settlement money to Hikari Tsushin and Shigeta and expressed regret over the lawsuit.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 - (d)

PRESS RELEASE

January 30, 2004

04 APR -1 AM 7:21

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

Hikari Tsushin, Inc. announced that Hideki Yamagishi, Director of SHOP business, proposed to resign as director at the end of January 2004 and the company accepted his request today.

Hideaki Wada, General Manager of Telemarketing Business, will succeed Hideki Yamagishi and Yamagishi will be General Manager of Partnership Business division.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(e)

PRESS RELEASE

04 APR -1 AM 7:21

February 3, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: December 2003

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during December 2003 was 119,200 (New subscriptions: 52,900, Changing/replacing handsets: 66,300), a 3.8% increase over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of November 2003 was 2,585,600, decreased by 2.6% from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/10	90,600 (100.3%)	39,700	50,900
2003/11	86,600 (104.0%)	37,900	48,700
2003/12	119,200 (103.8%)	52,900	66,300

(Mobile phone subscriptions retained)

2003/09	2,680,100
2003/10	2,653,500
2003/11	2,585,600

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 442 at the end of December.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/10	444	156	46	64	2	58	118
2003/11	447	155	46	64	2	60	120
2003/12	442	155	46	62	2	58	119

3. Investments

At the end of December 2003, the market value of marketable securities held by Hikari Tsushin, excluding its subsidiary Crayfish Co., Ltd, was 4,068 million yen and unrealized gain totaled 3,994 million yen,

	Market Value	Unrealized Profit
2003/09E	3,961	3,827
2003/12E	4,088	3,994

(¥ million)

Note1: Securities subject to "Investments" are ones in which Hikari Tsushin made investments when their shares were unlisted and became public afterwards.

(Note)
The value of marketable securities held by Hikari Tsushin will not be disclosed monthly from 2004.
The Company has been disclosing such value because fluctuation in value of marketable securities had significant impact on its earnings and those marketable securities were regarded as additional funds to repay interest-bearing debts.
Now that the company has secured enough cash on hand to repay debts and the amount of marketable securities decreased, as the company has been liquidating, to the level where the impact of fluctuation in value bears little significance on earnings.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(f)

PRESS RELEASE

March 5, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: January 2004

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during January 2004 was 93,000 (New subscriptions: 39,600, Changing/replacing handsets: 53,400), a 2.3% decrease over the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of December 2003 was 2,562,000, decreased by 0.9% from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003/10	90,600 (100.3%)	39,700	50,900
2003/11	86,600 (104.0%)	37,900	48,700
2003/12	119,200 (103.8%)	52,900	66,300
2004/01	93,000 (97.7%)	39,600	53,400

(Mobile phone subscriptions retained)

2003/10	2,653,500
2003/11	2,585,600
2003/12	2,562,000

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 437 at the end of January 2004.

	Total	Specialized Shops				Non-specialized shops	
		AU	J-Phone	TUKA	Others	Roadside	In-shop
2003/10	444	156	46	64	2	58	118
2003/11	447	155	46	64	2	60	120
2003/12	442	155	46	62	2	58	119
2004/01	437	155	46	59	2	57	118

(Note)

The value of marketable securities held by Hikari Tsushin is not disclosed monthly from 2004.

The Company was disclosing such value until 2003 because fluctuation in value of marketable securities had significant impact on its earnings and those marketable securities were regarded as additional funds to repay interest-bearing debts. Now that the company has secured enough cash on hand to repay debts and the amount of marketable securities decreased, as the company was liquidating, to the level where the impact of fluctuation in value bears little significance on earnings.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1 - (8)

PRESS RELEASE

March 18, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Hikari Tsushin Revises Annual Dividend Forecast for Fiscal Year 2004

Hikari Tsushin announced today that its Board of Directors revised annual dividend forecast for fiscal year ending March 31, 2004 from 0 yen per share of previous forecast to 30 yen per share.

The Company recognizes that stable dividend is a fundamental policy to return profits to shareholders, however, for last three fiscal years the company has forgone dividend payments while restructuring its business structure and financial standing in order to improve earnings.

During the current fiscal year, the company believes that it has completed its restructurings to rebuild sound business foundation on which future growth would be nurtured. Under such circumstances, considering the importance of returning profits to shareholders, the Company has decided to resume annual dividend and for this current year annual dividend of 30 yen per share is declared.

(Reference)

(Amount per share)

	Semi-Annual	Annual	Total
Previous Forecast (As of May 28, 2003)	0.0 yen	0.0 yen	0.0 yen
Revised Forecast	0.0 yen	30.0 yen	30.0 yen
Dividend for Previous Fiscal Year	0.0 yen	0.0 yen	0.0 yen

Note: Annual dividend payment is subject to approval at General Shareholders Meeting scheduled on late June 2004.

# # #

Rule 12g-3-2(b) File No.82-4998
Document 1-(h)

February 13, 2004

Quarterly Consolidated Financial Report — Nine Months Ended December 31, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-6 Nishi-ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 5951-3709

1. Consolidated Financial Summary (April 1, 2003 ～ December 31, 2004)

(1) Consolidated Operating Results

	Sales (%: Change over previous year)		Operating Income (%: Change over previous year)		Ordinary Income (%: Change over previous year)	
	Millions of yen		Millions of yen		Millions of yen	
FY 2004Q3 (9 mos)	108,894	(—)	12,073	(—)	10,713	(—)
FY 2003	124,105	(—)	10,269	(—)	3,403	(—)

	Net Income (% Change)		Net Income Per Share	Diluted Net Income Per Share
	Millions of yen		Yen	Yen
FY2004Q3 (9 mos)	5,574	(—)	99. 14	95. 73
FY 2003	(7,922)	(—)	(171. 13)	—

(Note)
① Investment Loss on Equity Method: FY2004Q3 (9mos): -214 million yen FY2003: -2,102 million yen
② Weighted-Average Number of Common Shares Outstanding: FY2004Q3: 56,223,419 FY2003: 46,295,451

(2) Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
	Millions of yen	Millions of yen	%	Yen
FY 2004 Q3	93,083	63,837	68.6	1,111. 54
FY 2003	122,078	53,028	43.4	1,026. 45

(Note) Number of consolidated outstanding shares:
December 31, 2003: 57,432,209 shares March 31, 2003: 51,661,825 shares

(3) Consolidated Statement of Cash Flows

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY 2004Q3 (9 mos)	12,171	3,165	(35,693)	9,257
FY 2003	8,180	5,819	(39,783)	29,669

(4) Regarding the Applicability of Consolidated Accounting and Equity Method (As of December 31, 2003)
Consolidated Subsidiaries: 31 Non -consolidated subsidiaries applied on equity method: 2
Affiliates applied on equity method: 6

(5) Change in the Applicability of Consolidated Accounting and Equity Method (Compared to September 30, 2003)
Consolidated: new 7 exception 2 Equity Method: new 1 exception 1

2. Estimates of Consolidated Business Performance (FY 2004: April 1, 2003～March 31, 2004)

	Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Annual	150,000	17,500	14,000	7,000

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

3rd Quarter Consolidated Financial Statements

3rd Quarter Consolidated Balance Sheet

(Millions of Yen)

	FY 2004 Q3 (As of December 31, 2003)		FY 2003 (As of March 31, 2003)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
ASSETS		%		%
I **Current Assets**				
1. Cash and Bank Deposits	10,228		31,209	
2. Notes and Accounts Receivable–Trade	16,864		16,545	
3. Inventories	2,856		2,580	
4. Other Current Assets	6,009		4,825	
5. Allowance for Doubtful Accounts	(433)		(1,302)	
Total Current Assets	35,526	38.2	53,857	44.1
II **Fixed Assets**				
1. Property and Equipments	5,292	5.7	5,498	4.5
2. Intangible Assets				
(1)Consolidated Adjustment Accounts	849		981	
(2)Other intangible Assets	1,198		1,281	
Total Intangible Assets	2,047	2.2	2,263	1.9
3. Investments and Other Assets				
(1)Investment Securities	25,011		27,543	
(2)Investments in Capital	6,476		10,696	
(3)Lease Deposits	3,977		3,771	
(4)Delinquent Receivables	6,510		10,262	
(5)Differed Income Taxes	22,233		26,425	
(6)Other Investments	3,660		3,961	
(7)Allowance for Loss on Investments	(10,895)		(14,212)	
(8)Allowance for Doubtful Accounts	(6,756)		(7,987)	
Total Investments and Other Assets	50,216	53.9	60,460	49.5
Total Fixed Assets	57,557	61.8	68,221	55.9
TOTAL ASSETS	93,083	100.0	122,078	100.0

(Millions of Yen)

	FY 2004 Q3 (As of December 31, 2003) Amount	Comp. Ratio	FY 2003 (As of March 31, 2003) Amount	Comp. Ratio
LIABILITIES		%		%
I **Current Liabilities**				
1. Notes and Accounts Payable-Trade	13,751		12,523	
2. Short-term Borrowings	2,285		3,094	
3. Current Portion of Bonds	300		28,736	
4. Accrued Bonuses	153		583	
5. Other Current Liabilities	8,509		7,160	
Total Current Liabilities	25,000	26.9	52,098	42.7
II **Long-term Liabilities**				
1. Bonds	3,300		3,600	
2. Convertible Bonds	—		5,480	
3. Long-term Borrowings	260		1,861	
4. Retirement Benefits for Directors and Auditors	81		76	
5. Other Long-term Liabilities	96		233	
Total Long-term Liabilities	3,738	4.0	11,251	9.2
TOTAL LIABILITIES	28,739	30.9	63,349	51.9
MINORITY INTERESTS	506	0.5	5,700	4.7
SHAREHOLDERS' EQUITY				
I **Common Stock**	53,328	57.3	50,542	41.4
II **Additional Paid-in Capital**	24,329	26.1	29,220	23.9
III **Retained Earnings (Accumulated Losses)**	(15,484)	(16.6)	(28,745)	(23.5)
IV **Net Unrealized Holding Gains on Securities**	1,556	1.7	1,808	1.5
V **Foreign Currency Translation Adjustments**	118	0.1	205	0.1
VI **Treasury Stock, at cost**	(10)	(0.0)	(3)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	63,837	68.6	53,028	43.4
TOTAL LIABILITIES, MINORITY INTERESTS, AND SHAREHOLDERS' EQQUITY	93,083	100.0	122,078	100.0

3rd Quarter Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2004 Q3 (April 2003 ~ December 2003) Amount		Comp. Ratio	FY 2003 (April 2002 ~ March 2003) Amount		Comp. Ratio
			%			%
I Net Sales		108,894	100.0		124,105	100.0
II Cost of Sales		59,212	54.4		68,821	55.5
Gross Profit		49,682	45.6		55,284	44.5
III Selling, General and Administrative Expenses						
1. Sales Commissions	12,965			14,937		
2. Salaries	11,569			13,192		
3. Rental Expenses	2,248			3,071		
4. Depreciation Expenses	636			1,043		
5. Other Expenses	10,189	37,608	34.5	12,770	45,015	36.2
Operating Profit		12,073	11.1		10,269	8.3
IV Non-operating Income						
1. Gain on sales of investment securities	2,591			1,762		
2. Other Non-operating Income	773	3,365	3.1	987	2,749	2.2
V Non-operating Expenses						
1. Interest Expense	421			1,026		
2. Equity in Net Loss of Affiliates	214			2,102		
3. Loss on Investments in Capital	2,363			3,857		
4. Others Non-operating Income	1,726	4,725	4.4	2,629	9,615	7.8
Ordinary Income		10,713	9.8		3,403	2.7
VI Extra-ordinary Income		933	0.9		3,045	2.5
VII Extra-ordinary Losses						
1. Litigation Settlement	1,018			—		
2. Other Extra-ordinary Losses	712	1,731	1.6	13,473	13,473	10.9
Net Income (Loss) Before Taxes and minority Interests		9,915	9,1		(7,024)	(5.7)
Taxes		4,409	4.0		665	0.5
Minority Interests (Loss)		(67)	(0.0)		232	0.2
Net Income (Loss)		5,574	5.1		(7,922)	(6.4)

February 13, 2004

Quarterly Non-Consolidated Financial Report – Nine Months Ended December 31, 2003

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-16 Nishi-Ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709

1. Non-Consolidated Financial Statement (April 1. 2003 ～ December 31, 2003)

(1) Non-Consolidated Operating Results

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
	Millions of yen	Millions of yen	Millions of yen
FY 2004 Q3 (9 mos)	26,113 (—)	4,431 (—)	4,227 (—)
FY 2003	31,791 (—)	6,232 (—)	4,017 (—)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share
	Millions of yen	Yen	Yen
FY 2004 Q3 (9 mos)	3,598 (—)	64. 00	61. 80
FY 2003	(7,686) (—)	(166. 00)	—

(Note)
Weighted-Average Number of Common Shares Outstanding : FY2004Q3: 56,223,419 FY2003: 46,303,401

(2) Quarterly Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
FY 2004 Q3	106,499	83,362	78. 3	1,451. 50
FY 2003	123,579	74,505	60. 3	1,442. 17

(Note)
① Common Stock Issued and Outstanding: December 31, 2003: 57,360,137 March 31, 2003: 51,661,825
② Treasury Stock: December 31, 2003: 5,233 March 31, 2003: 3,056

2. Estimates of Non-Consolidated Business Performance (FY 2004: April 1, 2003～March 31, 2004)

	Sales	Operating Income	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Annual	35,000	6,300	5,000	3,000

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

Quarterly Non-Consolidated Financial Statements

3rd Quarter Non-Consolidated Balance Sheet

(Millions of Yen)

	FY 2004 Q3 (As of December 31, 2003)			FY 2003 (As of March 31, 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%
I Current Assets						
1. Cash and Bank Deposits		2,657			3,432	
2. Notes and Accounts Receivable–Trade		4,151			4,270	
3. Inventories		20			216	
4. Accounts Receivable-Other		4,871			2,572	
5. Other Current Assets		1,937			2,505	
6. Allowance for Doubtful Accounts		(82)			(83)	
Total Current Assets		13,555	12.7		12,913	10.4
II Fixed Assets						
1. Property and Equipments		3,734	3.5		3,830	3.1
2. Intangible Assets		648	0.6		620	0.5
3. Investments and Other Assets						
(1)Investment Securities		76,468			83,989	
(2)Investments in Capital		6,382			10,627	
(3)Long-term Loans		6,361			17,839	
(4)Lease Deposits		3,054			2,641	
(5)Delinquent Receivables		5,641			8,732	
(6)Differed Income Taxes		21,219			26,515	
(7)Other Investments		995			1,638	
(8)Allowance for Loss on Investments		(25,743)			(35,231)	
(9)Allowance for Doubtful Accounts		(5,817)			(9,538)	
Total Investments and Other Assets		88,562	83.2		106,214	86.0
Total Fixed Assets		92,944	87.3		110,665	89.6
TOTAL ASSETS		106,499	100.0		123,579	100.0

(Millions of Yen)

	FY 2004 Q3 (As of December 31, 2003) Amount	Comp. Ratio	FY 2003 (As of March 31, 2003) Amount	Comp. Ratio
LIABILITIES		%		%
I **Current Liabilities**				
1. Notes and Accounts Payable-Trade	1,408		1,677	
2. Short-term Borrowings	12,333		2,882	
3. Current Portion of Bonds	300		28,736	
4. Accrued Bonuses	40		159	
5. Other Current Liabilities	4,525		3,834	
Total Current Liabilities	18,608	17.5	37,289	30.2
II **Long-term Liabilities**				
1. Bonds	3,748		4,048	
2. Convertible Bonds	—		5,480	
3. Long-term Borrowings	250		1,700	
4. Retirement Benefits for Directors and Auditors	81		76	
5. Other Long-term Liabilities	447		479	
Total Long-term Liabilities	4,528	4.2	11,784	9.5
TOTAL LIABILITIES	23,136	21.7	49,074	39.7
SHAREHOLDERS' EQUITY				
I **Common Stock**	53,328	50.0	50,542	40.9
II **Additional Paid-in Capital**	24,883	23.4	29,773	24.1
III **Retained Earnings (Accumulated Losses)**	3,598	3.4	(7,686)	(6.2)
IV **Net Unrealized Holding Gains on Securities**	1,563	1.5	1,878	1.5
VI **Treasury Stock, at cost**	(10)	(0.0)	(3)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	83,362	78.3	74,505	60.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQQUITY	106,499	100.0	123,579	100.0

3rd Quarter Non-Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2004 Q3 (April 2003 ~ December 2003)			FY 2003 (April 2002 ~ March 2003)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I Net Sales		26,113	100.0		31,791	100.0
II Cost of Sales		8,883	34.0		11,557	36.4
Gross Profit		17,230	66.0		20,234	63.6
III Selling, General and Administrative Expenses						
1. Sales Commissions	8,068			8,134		
2. Salaries	1,417			1,892		
3. Rental Expenses	1,034			1,325		
4. Depreciation Expenses	292			502		
5. Other Expenses	1,985	12,798	49.0	2,147	14,002	44.0
Operating Profit		4,431	17.0		6,232	19.6
IV Non-operating Income						
1. Gain on Sales of Investment Securities	2,658			1,757		
2. Other Non-operating Income	1,602	4,260	16.3	2,059	3,816	12.0
V Non-operating Expenses						
1. Interest Expense	435			896		
2. Loss on Investments in Capital	2,252			3,857		
3. Others Non-operating Income	1,666	4,465	17.1	1,275	6,031	19.0
Ordinary Income		4,227	16.2		4,017	12.6
VI Extra-ordinary Income						
1. Cash Dividend from the Subsidiary's Capital Reduction	4,797			—		
2. Other Extra-ordinary Income	247	5,044	19.3	2,252	2,252	7.1
VII Extra-ordinary Losses						
1. Litigation Settlement	236			—		
2. Provision for loss on investments	1,995			5,934		
3. Other Extra-ordinary Losses	425	2,656	10.2	7,927	13,861	43.6
Net Income (Loss) Before Taxes		6,614	25.3		(7,591)	(23.9)
Taxes		3,016	11.5		94	0.3
Net Income (Loss)		3,598	13.8		(7,686)	(24.2)